==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DIME BANCORP, INC.
                       -----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                   00025429 Q1
                              --------------------
                                 (CUSIP Number)
            --------------------------------------------------------


                                 STEPHEN DISTLER
                         E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                               CRAIG M. WASSERMAN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                  JULY 6, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


                               Page 1 of 16 Pages

 ==============================================================================

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 2 of 16 Pages
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS EQUITY PARTNERS, L.P.
                    I.R.S. IDENTIFICATION NO.  13-3986317
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 3 of 16 Pages
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO.  13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 4 of 16 Pages
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    E.M. WARBURG, PINCUS & CO., LLC
                    I.R.S. IDENTIFICATION NO.  13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

            This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common shares, par value $0.01, of Dime Bancorp, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."


ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 589 Fifth Avenue, New York, New York 10017.


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement is filed by the Reporting Entities. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each of the Investors is WP. EMW manages each of the Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I, which is attached hereto as part of Exhibit 1 and incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each of the Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of each of the Investors, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

(d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands and except as otherwise indicated on Schedule I, each of the individuals referred to in paragraph (a) above is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required by WPEP to purchase the securities of the Company as described herein is $238,134,120, furnished from the working capital of WPEP.


ITEM 4.     PURPOSE OF TRANSACTION.

            The purchase by WPEP of the securities of the Company as described herein were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. WPEP's investment is being made over two closings. The first closing occurred upon the signing of an Investment Agreement, dated as of July 6, 2000, between the Company and WPEP (the "Investment Agreement"), pursuant to which WPEP has agreed to purchase several different securities issued, or to be issued, by the Company. The second closing will occur following receipt of certain regulatory approvals. The transactions are described below.

            FIRST CLOSING. On July 6, 2000, WPEP purchased rights (the "Rights") to 12,009.491 shares of Series B non-cumulative voting preferred stock ("Series B Stock"), representing approximately 9.9% of the outstanding Common Stock after issuance of the Series B Stock, as each share of Series B Stock has the economic rights equivalent to 1,000 shares of Common Stock subject to antidilution adjustments. The Rights will convert into the shares of Series B Stock upon the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Series B Stock will convert into restricted shares of underlying Common Stock upon, among other events, distribution of the litigation tracking warrants that the Company has assumed it will distribute to all other stockholders. The litigation tracking warrants will be securities representing an interest in the right to recovery, if any, in the "goodwill" litigation matter to which The Dime Savings Bank of New York, FSB ("Dime Savings") is a party. The aggregate purchase price WPEP delivered to the Company at the first closing was $210,166,092.50, comprising $17.50 per share of Common Stock underlying the Series B Stock. At the first closing, WPEP also acquired warrants to purchase 8,142.738 shares of Series C junior nonvoting preferred stock ("Series C Stock") and warrants to purchase 3,866.753 shares of Series D junior nonvoting preferred stock ("Series D Stock"), each series referencing 1000 shares of Common Stock per share of the series.

            SECOND CLOSING. Upon receipt of other necessary regulatory approvals, including a determination by the Office of Thrift Supervision that WPEP does not control the Company, WPEP will purchase 1,598.173 additional shares of Series B Stock and additional warrants to purchase approximately 1,598.173 shares of Series D Stock for $27,968,027.50.

            To comply with regulatory requirements, WPEP's investment has been structured using several different securities. If all the securities were to be converted today into shares of Common Stock, they would amount to 27,215,328 shares, or approximately 24.9%, of the outstanding Common Stock, before giving effect to the new issuance of shares of Common Stock underlying the convertible securities. The material terms of these securities are described below.

            SERIES B STOCK. Each share of Series B Stock is entitled to 1,000 votes on all matters on which shares of Common Stock are entitled to vote, together with the Common Stock as a single class. Shares of Series B Stock are entitled to receive dividends the same as those paid on 1,000 shares of Common Stock, other than the distribution of litigation tracking warrants. In case of a merger or similar transaction, shares of Series B Stock will be exchanged into equivalent securities of the acquiring company. Shares of Series B Stock will convert into shares of Common Stock on the earliest of
     (1) the issuance of the litigation tracking warrants, (2) a change in control of the Company, (3) lapsing of the transfer restrictions placed on the securities under certain provisions of the Investment Agreement (for example, if the Company breaches its material obligations in the Investment Agreement), or (4) April 6, 2001.

            WPEP does not currently own any shares of Series B Stock. When the Rights to purchase Series B Stock acquired by WPEP are converted, WPEP will be entitled to (1) receive all dividends and distributions as if it owned the Series B Stock on July 6, 2000 and (2) vote the shares of Series B Stock on all matters on which they are entitled to vote.

            SERIES C STOCK. Shares of Series C Stock are not entitled to vote, except as required by law. Shares of Series C Stock are entitled to receive dividends, other than the distribution of litigation tracking warrants, the same as those paid on 1,000 shares of Common Stock. In case of a merger or similar transaction, shares of Series C Stock will be exchanged into equivalent securities of the acquiring company. Upon the receipt of (1) written advice of counsel that, under applicable federal banking laws, the shares of Series C Stock may be converted or (2) a certificate that WPEP is transferring the shares pursuant to a widely dispersed sale, shares of Series C Stock are convertible into shares of Common Stock, unless the Series B Stock has not yet converted into Common Stock, in which case, the shares of Series C Stock will be convertible only into shares of Series B Stock.

            WPEP does not currently own any shares of Series C Stock, but owns only warrants to purchase shares of Series C Stock.

            SERIES D STOCK. Shares of Series D Stock are not entitled to vote, except as required by law. Shares of Series D Stock are entitled to receive dividends, other than the distribution of litigation tracking warrants, the same as those paid on 1,000 shares of Common Stock. In case of a merger or similar transaction, shares of Series D Stock will be exchanged into equivalent securities of the acquiring company. The Series D Stock will not be convertible into any other class of stock of the Company unless the Company receives stockholder approval of the issuance of over 20% of its Common Stock or equivalents under the rules of the New York Stock Exchange. Upon such approval, the Series D Stock will convert into Series C Stock. The Company has agreed to use its reasonable best efforts to obtain this stockholder approval prior to September 30, 2002.

            WPEP does not currently own any shares of Series D Stock, but owns only warrants to acquire Series D Stock.

            WARRANTS. The Series C and Series D warrants will allow WPEP to purchase Series C and Series D Stock, respectively, at an exercise price of $21.50 per share, subject to a number of antidilution and other adjustments. All the warrants issued to WPEP have seven-year terms. None of the warrants has any voting rights.

            As with the underlying Series C Stock, the Series C warrants will be exchanged when it is permissible for the Company to do so under the federal banking laws and regulations or in the event that WPEP intends to transfer the warrants in a widely dispersed sale. At such time, the Series C warrants will be exchanged for Series B warrants if the Series B Stock has not yet converted into shares of Common Stock. Otherwise, the Series C warrants will be converted into warrants to purchase Common Stock.

            As with the underlying Series D Stock, the Series D warrants will be exchanged for Series C warrants upon the requisite approval by the Company's stockholders under the rules of the New York Stock Exchange.

            The Company has a right of first offer on any sale of warrants by WPEP. WPEP may also put any warrants to the Company (pursuant to an agreed valuation methodology) upon the occurrence of certain change in control events and may put Series D warrants to the Company (pursuant to an agreed valuation methodology) if the appropriate stockholder approval under the New York Stock Exchange rules is not obtained by September 30, 2003 or the other transfer restrictions on the warrants lapse before then.

            In addition to customary antidilution provisions for the warrants, the Company has agreed to certain additional antidilution protections in two circumstances. First, although the various series of stock that WPEP may acquire upon exercise of the warrants do not have the right to receive litigation tracking warrants, the exercise price of the warrants may be adjusted if the average aggregate market price of the litigation tracking warrants is over $100 million for an agreed period of time after the issuance of the litigation tracking warrants. In this case, the exercise price of the warrants will be adjusted downward for the aggregate market price over $100 million, but only in proportion to WPEP's ownership of the Company. Second, the exercise price of the warrants may be adjusted downward, in proportion to WPEP's ownership of the Company, for any payment to Hudson United Bancorp ("Hudson") in excess of $15 million under the Termination, Option Cancellation and Settlement Agreement, dated April 28, 2000, between the Company and Hudson, unless the payment relates to (1) a breach of certain representations by WPEP regarding its ownership of the Company or (2) by another subsequent transaction, such as a merger or tender offer, approved or recommended by the Company Board of Directors.

            The Investment Agreement contains a number of other material provisions, which are summarized below.

            STANDSTILL AGREEMENT. Until July 6, 2003, WPEP has agreed that it will not purchase or acquire any shares of Common Stock that would result in its having control over the Company or owning in excess of 24.9% of the outstanding voting shares of the Company. In addition, WPEP has agreed that it will not take any action that would violate its standard agreement with the Office of Thrift Supervision to refrain from controlling the Company.

            VOTING. Each share of Series B Stock will be entitled to the same voting rights, and will vote together with, shares of Common Stock (with each share of Series B Stock representing voting power equivalent of 1,000 shares of Common Stock). WPEP will not be entitled to vote its shares until it exercises the Rights to purchase Series B Stock or until it exercises any Series B warrants that may be issued on conversion of Series C warrants or Series D warrants, at which time it will become a holder of Series B Stock. WPEP has not entered into any voting agreement with the Company.

            PREEMPTIVE RIGHTS. As long as WPEP owns at least 5% of the outstanding shares of Common Stock (assuming the exercise of all outstanding options and warrants and conversion of convertible preferred stock), if the Company issues any Common Stock after the date of the investment, WPEP has the right to purchase from the Company that amount of shares required for it to maintain its proportionate interest in the Company.

            To the extent WPEP utilizes this right to maintain its percentage interest, it will not be entitled to duplicative protection of antidilution adjustments under the terms of the warrants.

            GOVERNANCE MATTERS. The Company has agreed to elect or appoint one person nominated by WPEP to serve as a director of the Company and Dime Savings. In addition, two WPEP employees will be allowed to attend and observe meetings of the boards of directors of the Company and Dime Savings, including any meeting of any committees, but excluding executive sessions of the boards of directors.

            WPEP will relinquish the right to a board seat and will lose one observer upon the sale or distribution of 75% or more of its shares of Common Stock (or securities representing Common Stock). In addition, WPEP has agreed to relinquish its right to a board seat, but retain the right to two observers, upon conversion by the Company to a bank holding company (should such conversion occur), if such action is necessary to satisfy Federal Reserve Board requirements. In such case, however, WPEP will be afforded the option of selling down its interest in the Company or taking other measures to reduce its voting interest in the Company and retain its board seat.

            TRANSFER RESTRICTIONS. With certain exceptions, shares of stock and warrants owned by WPEP will be restricted from transfer subject to, among other things, a schedule whereby 20% of the shares will be freely tradeable after one year; an additional 30% will be freely tradeable after two years; and the balance will be freely tradeable after three years. In addition, WPEP will be permitted to tender into tender or exchange offers (1) on a pro rata basis with other stockholders, provided at least 60% of the shares sought in the tender or exchange offer have been tendered by the Company's other stockholders or (2) not opposed by the Company.

            WPEP will be released from the transfer restrictions if, among other things, (1) approval under the Hart-Scott-Rodino Antitrust Improvements Act is not received in six months, (2) the Company breaches its material obligations in the Investment Agreement, or (3) the Company executes documentation, or recommends an offer to stockholders, that would result in a change in control of the Company.

            The Company has agreed to register the securities acquired by WPEP as the transfer restrictions expire.

            The foregoing summary of the investment transaction is qualified in its entirety by reference to the Investment Agreement, including exhibits, a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

            Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of the Rights, Series B Stock, Series C warrants and Series D warrants (the "Securities"), which are convertible into shares of Common Stock pursuant to the terms and conditions of the Investment Agreement. As of July 6, 2000, the Group Members each beneficially owned 27,215,328 shares of Common Stock, assuming the full exercise and conversion of the Securities into Common Stock pursuant to the terms and conditions of the Investment Agreement. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming the full exercise and conversion of the Securities into Common Stock, as of July 6, 2000, the 27,215,328 shares of Common Stock beneficially held by the Group Members represented approximately 19.9% of the outstanding shares of Common Stock, after giving effect to the new issuance of shares of Common Stock upon the full exercise and conversion of the Securities into Common Stock and based on the 109,298,503 shares of Common Stock outstanding as of July 6, 2000 as set forth in the Investment Agreement, and approximately 24.9% of the outstanding shares of Common Stock, before giving effect to the new issuance of shares of Common Stock underlying the Securities.

(b) The Investors have beneficial ownership over 27,215,328 shares of Common Stock, assuming the full exercise and conversion of the Securities into Common Stock pursuant to the terms and conditions of the Investment Agreement. Of these shares of Common Stock, 13,607,664 shares are represented by 13,607.664 shares of Series B Stock, which even if not converted into Common Stock would in the aggregate be entitled to the voting power equivalent to 13,607,664 shares of Common Stock. The Investors each share voting power and dispositive power over its holdings of such shares with EMW and WP.

(c) Except for the Securities acquired pursuant to the Investment Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement on July 13, 2000 with respect to the joint filing of this statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

            The Investment Agreement between the Company and WPEP was entered into on July 6, 2000 and is described herein in Item 4, supra.

            Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

            By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

          1. Joint Filing Agreement, dated as of July 13, 2000, by and among Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; E.M. Warburg Pincus & Co., LLC; Warburg, Pincus Netherlands Equity Partners I, C.V.; Warburg, Pincus Netherlands Equity Partners II, C.V.; and Warburg, Pincus Netherlands Equity Partners III, C.V.

          2. Investment Agreement, dated as of July 6, 2000, by and between Dime Bancorp, Inc. and Warburg, Pincus Equity Partners, L.P., with the following exhibits:

              Exhibit 1: Certificate of Designations of Series B Junior
                         Voting Preferred Stock of Dime Bancorp, Inc.

              Exhibit 2: Certificate of Designations of Series C Junior
                         Nonvoting Preferred Stock of Dime Bancorp, Inc.

              Exhibit 3: Certificate of Designations of Series D Junior
                         Nonvoting Preferred Stock of Dime Bancorp, Inc.

              Exhibit 4: Form of Rights Certificate

              Exhibit 5: Form of Common Warrant Certificate

              Exhibit 6: Form of Series B Warrant Certificate

              Exhibit 7: Form of Series C Warrant Certificate

              Exhibit 8: Form of Series D Warrant Certificate

              Exhibit 9: Form of Amendment to Stockholder Protection Rights
                         Agreement

              Exhibit 10: Purchase of Warrants on Change in Control

              Exhibit 11: SEC Registration - Related Provisions

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 2000



                                    WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Partner



                                    WARBURG, PINCUS & CO.

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Partner



                                    E.M. WARBURG, PINCUS & CO., LLC

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Member



                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                    PARTNERS I, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Partner

                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                    PARTNERS II, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Partner



                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                    PARTNERS III, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By:  /s/ Stephen Distler
                                           ---------------------------------
                                           Name:   Stephen Distler
                                           Title:  Partner

                                INDEX OF EXHIBITS


1. Joint Filing Agreement, dated as of July 13, 2000, by and among Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; E.M. Warburg Pincus & Co., LLC; Warburg, Pincus Netherlands Equity Partners I, C.V.; Warburg, Pincus Netherlands Equity Partners II, C.V.; and Warburg, Pincus Netherlands Equity Partners III, C.V.

2. Investment Agreement, dated as of July 6, 2000, by and between Dime Bancorp, Inc. and Warburg, Pincus Equity Partners, L.P., with the following exhibits:

     Exhibit 1:   Certificate of Designations of Series B Junior
                  Voting Preferred Stock of Dime Bancorp, Inc.

     Exhibit 2:   Certificate of Designations of Series C Junior
                  Nonvoting Preferred Stock of Dime Bancorp, Inc.

     Exhibit 3:   Certificate of Designations of Series D Junior
                  Nonvoting Preferred Stock of Dime Bancorp, Inc.

     Exhibit 4:   Form of Rights Certificate

     Exhibit 5:   Form of Common Warrant Certificate

     Exhibit 6:   Form of Series B Warrant Certificate

     Exhibit 7:   Form of Series C Warrant Certificate

     Exhibit 8:   Form of Series D Warrant Certificate

     Exhibit 9:   Form of Amendment to Stockholder Protection Rights
                  Agreement

     Exhibit 10:  Purchase of Warrants on Change in Control

     Exhibit 11:  SEC Registration - Related Provisions